

Mail Stop 3628

December 16, 2005

By Facsimile (212) 451-2222 and U.S. Mail
A.F. Petrocelli
United Capital Corp.
9 Park Place
Great Neck, New York 11021

Re: United Capital Corp.
     Schedule TO
     Filed on December 5, 2005
     File No. 005-05625

Dear Mr. Petrocelli:

    We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

General

1. Please provide a brief statement of the accounting treatment of the Offer or explain why this disclosure is not material. See Item 1004(a)(1)(xi) of Regulation M-A.

Item 3. Identity and Background of Filing Person

2. You disclose that the information set forth under Item 3 is incorporated by reference. Please revise to properly incorporate from Item 2 or otherwise advise.

Offer to Purchase

1. Number of Shares; Proration, page 11

3. We note that you disclose that United Capital will determine the Purchase Price as promptly as practicable following Expiration. We also note that as promptly as practicable thereafter,

security holders that tendered their shares will receive the Purchase Price. In this regard, we note that the company expects to determine the results of proration five trading days after expiration. Please revise to disclose the anticipated time frame for payment to security holders. Also, advise of the basis for your belief that your payment plans are consistent with Rule 14e-1(c).

4. We note that the company has reserved the right to purchase shares tendered by stockholders who, as a result of proration, would then own less than 100 shares. This right is inconsistent with the pro rata provisions of Rule 13e-4(f)(3). Please revise to eliminate.

3. Withdrawal Rights, page 17

5. Section 2 provides that holders may tender shares in separate lots at different prices if they complete a separate letter of transmittal for each lot. Please expand this section to disclose whether stockholders must complete separate withdrawal notices for lots tendered at different prices.

7. Conditions to the Offer; Waiver of Conditions, page 25

6. We note the reference to January 10, 2006 in the introductory paragraph. Is this the correct date?

7. We note the disclosure that you may assert a condition regardless of whether it results from "any action or omission by [United Capital]." A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the first paragraph of this section to exclude your reference to actions or omissions to act by the bidder. You should also revise similar statements included in other portions of your Offer. For example, we note your disclosure in the first sentence of the last paragraph located on page 20.

8. As noted in the comment above, a tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Amend the following provisions to satisfy these requirements:

- Revise your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined;

- We refer you to the conditions that will be determined to be "triggered" in your "sole judgment." Revise these conditions to provide a subjective standard by which the company will determine whether the condition has been satisfied;

- Avoid the use of vague terms, such as "might," "may," and "prospective change" and events that "indirectly" affect the Offer;

- In subsection (b)(ii), you refer to "contemplated benefits." All offer conditions must be clearly set forth in the offer to exchange so that a security holder can reasonably determine whether a condition has been "triggered." In this regard, it is not clear what the "contemplated benefits" of your Offer are. Please expand to describe them.

9. In addition to the examples in the preceding comment, we note your reference to the commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United Sates in subsection (a). We are concerned that your Offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. More specifically, clarify how this condition should be interpreted, given that there exists currently, war and armed hostilities, directly or indirectly involving the United States. In this regard, we do not see a "material escalation" clause in your conditions section that would provide guidance or other guidance that would objectively verify when this condition is "triggered."

10. We note your disclosure in the last paragraph on page 20 that the conditions to this Offer may be asserted or waived "at any time." We also note that you disclose that each right shall be deemed ongoing and may be asserted "from time to time." We remind you that all conditions must be asserted or waived prior to expiration. Please confirm your understanding and revise.

7. Background and Purpose of the Offer; Certain Effects of the Offer, page 21

11. You disclose that United Capital "assumes no obligation to publicly update or revise its forward-looking statements or to advise of changes in the assumptions and factors on which they are based." This disclaimer of any obligation to update forward-looking statements in the Offer materials is inconsistent with your obligation to due so under Rule 13e-4(c)(3). Please delete.

13. Certain Federal Income Tax Consequences, page 28

12. You are required to furnish a description of all of the "material" federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise the heading and the text of this section to clarify that this section addresses the "material" tax consequences of this transaction. See Item 1004(a)(xii) of Regulation M-A.

13. Please revise the tax disclaimer in the last sentence of the first paragraph of this section and similar disclosure throughout your Offer. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not disclose that they "should" or are "urged" to consult their tax advisors.

14. This section should disclose the material tax consequences of the transaction to security holders if the tests under Section 302 are not satisfied. Please remove qualifying words such as "may," or revise the disclosure to clarify why you are not certain of the material federal tax consequences. In this regard, we note that "[i]f none of the above tests under Section 302 of the Code are satisfied, the stockholder may be treated as having received a dividend in the amount of the cash received for the Shares sold pursuant to the Offer."

14. Extension of the Offer; Termination; Amendments, page 30

15. We note that you will make a public announcement as promptly as practicable if United Capital extends the period of time during which the Offer is open or if United Capital otherwise delays, terminates or amends the Offer. Please confirm your understanding that any extension of the Offer must be conducted in a manner consistent with Rule 14e-1(d). Also, confirm your understanding that if a material change occurs in the information published that you will disseminate *promptly* disclosure of the change in a manner reasonably calculated to inform security holders of the change. See Rule 13e-4(e)(3).

16. We note your references to Rule 13e-4(e)(2) in the first and second complete paragraphs on page 31. It appears that these references to Rule 13e-4(e)(2) should be references to Rule 13e-4(e)(3). Please revise or advise.

16. Miscellaneous, page 32

17. The regional offices no longer provide services for inspection and copying. Please revise.

Letter of Transmittal

18. We note your request that the security holder acknowledge that they "read" and "understand" certain terms the Offer. It is not appropriate to require security holders to attest to the fact that they "read" or "understand" the terms of the Offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the letter of transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this letter as a waiver of liability against security holders.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from United Capital acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Steven Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky, LLP
        65 East 55th Street
        Second Floor
        New York, NY 10022

A.F. Petrocelli
United Capital Corp.
December 16, 2005
Page 6